Cybin to Participate in the Guggenheim 2nd Annual Healthcare Innovation Conference

TORONTO, CANADA – November 5, 2025 – Cybin Inc. (NYSE American:CYBN) (Cboe CA:CYBN) (”Cybin” or the “Company”), a breakthrough Phase 3 clinical stage neuropsychiatry company committed to revolutionizing mental healthcare through proprietary drug discovery platforms and innovative delivery systems, today announced that George Tziras, Cybin’s Chief Business Officer, will participate in a fireside chat at the Guggenheim 2nd Annual Healthcare Innovation Conference, taking place November 10-12, 2025, in Boston, MA.

The fireside chat will be webcast live on Monday, November 10, 2025, at 4:30 p.m. ET. To listen to the event, please click here to access the webcast. The archived webcast will also be available on the Company’s investor relations website on the Events & Presentations page.

About Cybin

Cybin is a breakthrough Phase 3 clinical-stage neuropsychiatry company committed to revolutionizing mental healthcare by developing new and innovative next-generation treatment options to address the large unmet need for people who suffer from mental health conditions.

With promising class leading data, Cybin is working to change the mental health treatment landscape through the introduction of novel drugs that provide effective and durable results for patients. The Company is currently developing CYB003, a proprietary deuterated psilocin analog, in Phase 3 studies for the adjunctive treatment of major depressive disorder that has received Breakthrough Therapy Designation from the U.S. Food and Drug Administration and CYB004, a proprietary deuterated N, N-dimethyltryptamine molecule in a Phase 2 study for generalized anxiety disorder. The Company also has a research pipeline of investigational, 5-HT-receptor focused compounds.

Founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, and Ireland.

Investor Contact:
Josh Barer
astr partners
Managing Director
(908) 578-6478
josh.barer@astrpartners.com

George Tziras
Chief Business Officer
Cybin Inc.
1-866-292-4601
irteam@cybin.com – or – media@cybin.com